Exhibit 97.1
QuidelOrtho Corporation

Amended and Restated
Clawback Policy
I.PURPOSE
QuidelOrtho Corporation (the “Company”) is committed to conducting business with integrity, in accordance with high ethical standards and in compliance with all applicable laws, rules and regulations, including those regarding the presentation of the Company’s financial information to the public. As a result, the Board of Directors of the Company (the “Board”) has adopted this Clawback Policy (as amended from time to time, this “Policy”) effective as of the Effective Date. This Policy replaces in its entirety the Company’s prior Clawback Policy dated May 27, 2022 (the “Prior Policy”). Notwithstanding the foregoing, this Policy shall not affect any remedies or rights of recoupment that may become available to the Company under the Prior Policy with respect to any incentive compensation (or any portion thereof) that (i) was made, granted or Received prior to the Effective Date and (ii) is not recoverable under this Policy.
II.ADMINISTRATION
This Policy is administered by the Compensation Committee of the Board (the “Committee”) and is intended to (i) comply with, and as applicable to be administered and interpreted consistent with, Rule 10D-1 (the “Nasdaq Clawback Provisions”), and (ii) provide the Committee with discretionary authority to administer and interpret clawback provisions as provided in Section IV.2 of this Policy and the other applicable provisions set forth herein (the “Discretionary Clawback Provisions”). Except as limited by applicable law, the Committee has full power and authority to apply this Policy. Any determinations made by the Committee will be final, conclusive and binding on all affected individuals.
The Board or Committee may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.
III.DEFINITIONS
1.     “Covered Executives” means any executive officer of the Company as defined in accordance with Rule 10D-1 under the Securities Exchange Act of 1934, as amended.
2.     “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
3.    “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part on the Company’s attainment of any Financial Reporting Measure, including annual bonuses and other short- and long-term cash, equity and equity-based incentive awards, that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a

Covered Executive at any time during the performance period for the Incentive-Based Compensation.
4.    “Other Compensation” means any earned or outstanding equity-based compensation and/or cash bonus compensation, including, in each case, such compensation that is subject to time-based vesting and/or performance goals, including performance goals that are not Financial Reporting Measures. In addition, Other Compensation shall include the value of any shares issued in settlement of shares underlying any equity awards.
5.    “Received” means, with respect to (i) Incentive-Based Compensation, such compensation shall be deemed Received in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded, and (ii) Other Compensation, such compensation shall be deemed Received in the year in which the compensation was granted, earned, vested, paid or settled.
6.    “Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement described in this Policy and any “transition period” as prescribed under Rule 10D-1.
7.    “Rule 10D-1” means Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended.
IV.CLAWBACK TRIGGERS
In the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (other than corrections resulting from changes to accounting standards)) (an “Accounting Restatement”), the Company (i) will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received based upon the restated financial statements and (ii) may, to the extent permitted by law and to the extent the Committee determines that it is in the Company’s best interests to do so, recover any Other Compensation Received by a Covered Executive during the Recovery Period or a shorter lookback period as determined by the Committee in its sole discretion.
1.    Nasdaq Clawback Provisions: If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the Accounting Restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis.

The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts.
2.    Discretionary Clawback Provisions: The Committee in its discretion may also determine to recover any Other Compensation Received by a Covered Executive, including the amount to be recovered and the applicable lookback period, if shorter than the Recovery Period. The Committee may make determinations that are not uniform among the Covered Executives and apply provisions of this Policy differently to each Covered Executive. In exercising such discretion, the Committee may consider, among other factors as it deems relevant: (i) the Covered Executive’s relative degree of fault or involvement with respect to the Accounting Restatement; (ii) the cost or difficulty of recovering or withholding Other Compensation, including whether the Covered Executive has any outstanding Other Compensation that has not vested and may be canceled and whether the Covered Executive remains employed with the Company; and (iii) other disciplinary action that may have been applied to the Covered Executive in connection with the conduct contributing to the Accounting Restatement.
The Company shall enforce any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or, with respect to any compensation that has not yet been paid or settled, canceling all or any portion of such compensation, or by all legal means or combination of means available as the Committee determines appropriate. These provisions will be interpreted and implemented to avoid duplication of recoupment or recovery of compensation, and the Company may not recoup or recover the same compensation under both the Nasdaq Clawback Provisions and the Discretionary Clawback Provisions. Any right of recoupment or recovery under this Policy shall apply irrespective of whether the Covered Executive is an employee of the Company at such time. The Company need not recover any compensation if and to the extent that the Committee determines that such recovery would impact the qualified status of a tax-qualified retirement plan. No recovery of compensation under this Policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Covered Executive and the Company.
V.NOT EXCLUSIVE
Any right of recoupment or recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company, including (i) pursuant to the terms of any Company plan or policy or any agreement with the Covered Executive, (ii) disciplinary action up to and including termination, and (iii) any other legal remedies available to the Company (including Section 304 of the Sarbanes-Oxley Act of 2002); provided that the Company shall not recoup amounts pursuant to such other plan, policy, agreement, remedies or rights to the extent it is recovered pursuant to this Policy.
VI.NO INDEMNIFICATION
The Company will not indemnify any Covered Executive against any liability or loss (including, without limitation, the loss of any Incentive-Based Compensation and/or Other Compensation pursuant to this Policy, any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executive to fund potential recovery obligations under this Policy, or any judgments, fines, taxes, penalties or amounts paid in settlement by or on behalf of any Covered Executive) incurred by such

Covered Executive in connection with this Policy or as a result of any action taken by the Company to enforce this Policy (a “Clawback Proceeding”), or provide any indemnification or advancement of expenses (including attorneys’ fees) incurred by such Covered Executive in connection with any such Clawback Proceeding.

Effective Date: May 27, 2022
Amended: October 2, 2023, January 29, 2025,
February 26, 2025
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